WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

July 6, 2011

Joanna Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Sino Agro Food, Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 0-54191

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 3.

Responses to the comments are set forth below.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

General
1.
Certain comments written on your Amendment no. 2 to Form 10 also pertain to the accounting and disclosures in your audited financial statements for the year ended December 31，2010 filed on Form 10一K. Please make corresponding changes to your annual report as necessary to address material issues.

All comments in the Comment letter addressing Amendment 2 have been addressed in our Form 10-K filed April 15, 2011 and in Form 10-Q filed May 20, 2011. Thus no amended Forms 10-K or 10-Q are being filed.

2.
We note your response to prior comment 4 from the letter dated February 16, 2011. In particular , we note that your response to the comment indicates that the common stock issued to Mr. Solomon was valued at $1,008,124, but your disclosure in the filing on pages 65 and F-60 indicate the company valued the issued shares at $2,477,004. please revise your filing or clarify the discrepancy.

Answer:
Our previous response stating that the common stock issued to Mr. Solomon was valued at $1,008,124 was wrong. Our disclosure in the filing on pages 65 and F-60 indicate the company valued the issued shares at $2,477,004 was right.  Accordingly, we have made no change to this filing in response to this comment.

3
We note your response to prior comment 6 from the letter dated February 16, 2011 and the addition of a Combined Voting Rights of Principal Shareholders Owning Common Stock and Series A Preferred Stock table. We note further that you calculated the percentage of votes for combined ownership using as the denominator the total number of common shares issued. Please revise the table by calculating the percentage of votes for combined ownership using as the denominator the combined voting rights instead of the total number of common shares issued.

Answer: Amending as follows:
Combined Voting Rights of Principal Shareholders Owning Common Stock and Series A Preferred Stock

NAME OF PRINCIPAL SHAREHOLDER	NUMBER OF VOTES OF COMMON STOCK	NUMBER OF VOTES OF SERIES A PREFERRED STOCK	COMBINED NUMBER OF VOTES	PERCENTAGE OF VOTES FOR COMBINED OWNERSHIP
Lee Yip Kun Solomon	13,500,000	31,065,515	44,565,515	44.63%
Tan Poay Teik	4,500,000	11,094,828	15,594,828	15.62%
Chen Bor Hann	900,000	2,218,965	3,118,965	3.12%
All officers and directors as a group [3 persons]	18,900,000	44,379,308	63,279,308	63.37%

●
Applicable % is based on a total of 99,853,444 votes deriving from the sum of 100 Series A shares consisting 44,379,308 voting rights as at 31st December 2010 and 55,474,136 voting rights of the total Common shares fully issued as at December 31, 2010.

●	Formula for calculating the votes of the Series A shares is as follows:
Votes of the Series A shares = Total number of fully issued common shares as at 31.12. 2011(55,474,136 shares)x 80% =44,379,308

Executive Compensation, page 69

4
We note that you had oral compensation agreements for a term of three years from January 01, 2008 to December 31, 2010 with your three highest compensated executive Officers . With a view toward disclosure, please tell us whether you have entered into new agreements with your executive officers. If so, please file these arrangements and agreements as exhibits. If they are not set forth in any formal document, please file a written description of each arrangement. See Item 601(b)(10)(iii) of Regulation S-K.

Answer: Please be advised that, effective January 1, 2011, we have entered into employment agreements with each of our three executive officers. Copies of the executed Agreements with our officers have been included in this filing as Exhibits 10.15, 10.16 and 10.17, respectively. Furthermore, we have provided a summary disclosure of each Agreement in this Form 10 filing under Item 6 Executive Compensation.

Audited Financial Statements for the Year Ended December 31.2008

Note2- Summary of Significant Accounting Policies, page F-98

5.
We have read your response to comment 10 and see that you expanded your disclosures on page 19 and 20 to indicate that you only entered into barter trade transactions in years 2007 and prior. However, we also note your disclosures at page 20 state that you added 2,800 young cows to your stock of herds through unwritten barter trade arrangements in 2010. Please explain this inconsistency in disclosure.

Answer:
The language has been amended to read as follows: “In 2010, 2,800 young cows were brought from regional farmers to whom we sold our livestock feed and fertilizer during the year for monies.”

Audited Financial Statements for the Year Ended December 31.2009

Statements of Income and Comprehensive Income, page F-64

6.
We note your response to prior comment 8 and see that you relabeled the gain on disposal of your 30% interest in TianQuan Science and Technology, Ltd as "net income from discontinued operation一profit from disposal of unconsolidated equity investee" in your statements of cash flows. However, we note you have not explained you’re your classification of the gain on sale as discontinued operations in your consolidated statements of income is consistent with FASB ASC paragraph 323- 10-35-35 and FASB ASC paragraph 205-20-45一1. We reissue prior comment 8.

Answer:
We have reviewed the accounting literature regarding the reporting of discontinued operations – ASC 323-10-35-35 and ASC 205-20-45-1 and have determined that this transaction should be reported in the financial statements as gain on sale of unconsolidated equity investee.  We have removed any reference to discontinued operations regarding this transaction.

Accordingly, we have made no change to this filing in response to this comment.

Note 8- Accounts Receivable, page F-82
7
We note your response to prior comment 14 indicating that the long term receivables relate to license fees granted to two customers in 2008. Your disclosures at pages F-11，F-38 and F-70 state that you recognize revenues on these licenses "on the accrual basis in accordance with the underlying agreements."  Using these two customers as examples, please describe the entry that you record when you first granted the license to these customers and explain how the related revenues are being recognized over the term of the underlying agreements, quantifying the revenues you recorded in your Statements of Income for each period presented.

Answer:
The respective agreements grant the right to develop 500APM’s for each customer using the A Power technology and systems.  The agreement states clearly that the full amount for the licenses to develop the 500APM’s is due and payable upon the execution of the agreement. License income is recognized when the relevant license is granted

Customer (1)

For the year ended December 31, 2007

	$	$
Dr. Accounts receivable	12,500,000
Cr. License income		$12,500,000

License income is recognized when the relevant license is granted

Customer (2)

For the year ended December 31, 2006

	$	$
Dr. Accounts receivable	10,000,000
Cr. License income		$10,000,000

License income is recognized when the relevant license is granted

Accordingly, we have made no change to this filing in response to this comment.

Note-16 License Rights, page F-86

8.
We note your response to prior comment 16 indicating the first performance payment toInfinity for the 500 units of APM in the amount of $2,500,000 was paid in 2007. The second payment in the amount of $2,500,000 was accrued on January 7, 2008 and was subsequently paid on September 18, 2009. As previously requested, please tell us how you have recorded the purchase of the APM units in your annual and interim financial statements, quantifying the amounts recorded in each financial statement line item affected.

Answer:

A Master License agreement was executed between Capital Awards and Infinity whereby Infinity granted this master license to Capital Awards for the development and sale of the A Power Recirculation Aquaculture System units in China.  The agreement states that CA would pay Infinity the sum of US $5,000 per each APM unit sold. CA was required to pay Infinity for a minimum of 500 APM’s (or US $2,500,000) within the first twelve months of the execution of the agreement. The entries made by the Company to record the purchase of these APM units are set forth below:

Year end December 2006

	$	$
Dr. License fee expenses	2,500,000
Cr. License fee Payable		2,500,000

Being license fee expenses taken up

Year ended December 2007

Dr. License fee expenses	2,500,000
Cr. License fee Payable		2,500,000

Being license fee expenses taken up

Accordingly, we have made no change to this filing in response to this comment.

Unaudited Financial Statements for the Interim Period Ended September 30. 2010

Statements of Income, page F-33

9.
We note your response to prior comment 20 and see that you eliminated the reversal of impairment loss in the amount of $303,791 in your statement of income for the interim period. However, we note that you have not removed this line item in your statements of cash flows. Please revise your statements of cash flows accordingly.

Answer:
SINO AGRO FOOD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	(Restated)
	Nine months ended	Nine months ended
	September 30,2010	September 30, 2009
	(Unaudited)	(Unaudited)
	$	$
Cash flows from operating activities
Net income for the period	5,767,619	4,513,787
Adjustments to reconcile net income to net cash from operations:
Depreciation	1,102,290	1,054,398
Amortization	658,567	651,221
Common stock issued for services	497,059	-
Loss on extinguishment of debts	6,077,230	-
Changes in operating assets and liabilities:
Increase in inventories	(2,950,809)	(3,716,531)
(Increase) decrease in deposits and prepaid expenses	(2,209,006)	4,690,038
Decrease in due from directors	111,392	424,959
Increase in due to a director	964,766	-
(Decrease) increase in accounts payable and accrued expenses	(382,473)	5,095
(Decrease) increase in other payables	8,348,818	116,218
(Increase) decrease in accounts receivable	(837,035)	543,818
Decrease in other receivables	657,164	1,223,075
Net cash provided by operating activities	17,805,582	9,506,078
Cash flows from investing activities
Purchases of property and equipment	(7,021,961)	(3,666,553)
Decrease (increase) in investment in unconsolidated corporate joint venture	-	(242,669)
Payment for construction in progress	(2,168,647)	(245,703)
Acquisition of land use rights	(1,438,052)	-
Net cash used in investing activities	(10,628,660)	(4,154,925)
Cash flows from financing activities
Proceeds from debts	-	2,430,454
Repayment of debt	(3,104,880)	(2,443,836)
Net cash used in financing activities	(3,104,880)	(13,382)
Effects on exchange rate changes on cash	(3,898,461)	(3,677,810)
Increase in cash and cash equivalents	173,581	1,659,961
Cash and cash equivalents, beginning of period	2,360,587	1,731,118
Cash and cash equivalents, end of period	2,534,168	3,391,079
Supplementary disclosures of cash flow information:
Cash paid for interest	291,433	235,998
Cash paid for income taxes	-	-
Non-cash transactions:
7,000,000 shares of Series B convertible preferred stock converted	7,000,000	-
7,000,000 shares of common stock retired	(7,000,000)	-
100 shares of Series A preferred stock issued	100	-
2,190,002 shares of common stock were retired	-	-
11,932,000 shares of common stock were issued
for settlement of debts due to third parties	10,879,050	-
2,190,000 shares of common stock were retired	-	-
Additional paid in capital	32,000	-
Transfer from construction in progress to property and equipment	6,366,790	-
Investment in corporate joint venture eliminated on consolidation	(843,202)	-

SINO AGRO FOOD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

Note 19 – Shareholders’ Equity, page F-57

7.
We note your response to prior comment 24 indicating that you adopted FASB ASC Topic 718 and Subtopic _50_5-_50 for share based payments. FASB ASC Topic 505-50 addresses the accounting and reporting requirements for equity-based payments to non-employees while FASB ASC Topic 718 provides guidance on share-based payment transactions with employees. As previously requested, please provide a narrative discussion of your accounting policy related to the share-based payments to employees and include the disclosures required by FASB ASC Section 718-10-50 in a separate. footnote to your financial statements.

Answer:

Footnote of stock based compensation of the financial statements for the nine months ended September 30, 2010 is added.

Note 24 – SHARE BASED COMPENSATION

On May 4, 2010, the Company issued 497,059 shares of common stock to employees valued at $1.00 per share as share based compensation for a total of $ 497,059. This amount was the value of the services that were rendered to the Company by the employees.  The Company recognized $ 497,059 and $0 as share based compensation for nine months ended September 30, 2010 and 2009, respectively.

Note 26-Restatement,pageF-60

8	Please provide disclosures related to your restatement to comply with FASB ASC Section 250-10-50.

Answer:

Note 25 - RESTATEMENT
The Company is restating its consolidated balance sheets, statements of income and comprehensive income, statements of stockholders’ equity and statements of cash flows  to correct accounting errors relating to the recording of gain / (loss) on the extinguishment of debts by the issuance of shares of common stock of the Company. The effect on net income and earnings per share amounts are reported below:

	Three and nine months ended September 30, 2010
	Three months			Nine months
	Original	Restatement	Corrected	Original	Restatement	Corrected
	amounts	adjustment	amounts	amounts	adjustment	amounts
	$	$	$	$	$	$

Gain/(loss) on extinguishment of debts	-	73,950	73,950	-	(6,077,230)	(6,077,230)

Net income attributable to Sino Agro Food, Inc. and subsidiaries common stockholders	6,278,229	73,950	6,352,179	9,189,686	(6,077,230)	3,112,456

Earning per share attributable to Sino Agro Food, Inc. and subsidiaries common stockholders
- Basic	$0.12	$-	$0.12	$0.18	$(0.11)	$0.06

- Diluted	$0.11	$-	$0.11	$0.16	$(0.11)	$0.05

Weight average number of shares
- Basic	53,134,303	53,134,303	53,134,303	54,223,823	54,223,823	54,223,823

- Diluted	60,134,303	60,134,303	60,134,303	56,685,361	56,685,361	56,685,361

Effect of correction of accounting error relating to the recognition of gain/(loss) on the extinguishment of debts on the Company’s balance sheet is set forth below:-

	September 30, 2010
	Original	Restatement	Corrected
	amounts	adjustment	amounts
	$	$	$

Construction in progress	8,164,586	(303,791)	7,860,795
Additiional paid in capital	49,024,809	6,077,230	55,102,039
Retained earnings	26,012,626	(6,381,021)	19,631,605
Accumulated other comprehensive income	3,737,002	(345,136)	3,391,866
Non-controlling interest	11,576,453	345,136	11,921,589

Audited Financial Statements for the Year Ended December 31.2010

Statement of Stockholders’ Equity, page F-5

9.
We note that you have not labeled the line items presented in your statement of  stockholders' equity for the years ended December 31，2010 and 2009. Please amend your statement of stockholders' equity accordingly.

Answer:
SINO AGRO FOOD, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

			Series A		Series B Convertible
	Common stock		Preferred stock		Preferred stock				Accumulated
	Par value $0.001		Par value $0.001		Par value $0.001		Additional		other	Non -
	Number		Number		Number		paid - in	Retained	comprehensive	controlling
	of shares	Amount	of shares	Amount	of shares	Amount	capital	earnings	income	interest	Total
		$		$		$	$	$	$	$	$

Balance as of January 1, 2009	52,943,579	52,944	-	-	-	-	43,489,213	10,279,010	2,138,447	6,709,549	62,669,163

Issue of common stock	615,000	615	-	-	-	-	214,635	-	-	-	215,250

Common stock retired	(875,000)	(875)	-	-	-	-	-	-	-	-	(875)

Net income for the year	-	-	-	-	-	-	-	6,807,939	-	2,210,381	9,018,320

Foreign currency translation gain	-	-	-	-	-	-	-	-	29,756	1,359	31,115

Balance as of December 31, 2009	52,683,579	52,684	-	-	-	-	43,703,848	17,086,949	2,168,203	8,921,289	71,932,973

Issue of Series A preferred stock	-	-	100	-	-	-	100	-	-	-	100

Issue of Series B convertible preferred stock	-	-	-	-	7,000,000	7,000	6,993,000	-	-	-	7,000,000

Issue of common stock
- for settlement of debts	9,690,145	9,690	-	-	-	-	10,435,394	-	-	-	10,445,084
- for settlement of proprietary technologies payable	4,770,855	4,771	-	-	-	-	3,910,665	-	-	-	3,915,436
- Services rendered	519,559	519	-	-	-	-	530,290	-	-	-	530,809
- Cancellation of common stock for issuance of Series B convertible preferred stock	(7,000,000)	(7,000)	-	-	-	-	(6,993,000)	-	-	-	(7,000,000)
- Common stock voided	(2,190,002)	(2,190)	-	-	-	-	2,190	-	-	-	-
- Common stock retired	(3,000,000)	(3,000)	-	-	-	-	-	-	-	-	(3,000)
Net income for the year	-	-	-	-	-	-	-	8,500,822	-	4,196,258	12,697,080

Dividend paid and payable	-	-	-	-	-	-	-	(567,800)	-	-	(567,800)

Additional paid in capital	-	-	-	-	-	-	32,000	-	-	-	32,000

Foreign currency translation gain	-	-	-	-	-	-	-	-	1,635,913	461,411	2,097,324

Balance as of December 31, 2010	55,474,136	55,474	100	-	7,000,000	7,000	58,614,487	25,019,971	3,804,116	13,578,958	101,080,006

Compliance with Section 16(A) of the Securities Exchange Act of 1934, page 71

10.
We note your disclosure that to your knowledge, all executive officers, directors and shareholders who have acquired 10% or more of your common stock, have filed the Section 16(a) reports in timely manner. We note that two of your executive officers and directors have greater than 10% ownership of your common stock but have not filed any Section 16(a) reports. Please revise your filing to address your Section 16(a)compliance.

Answer:

Our corporate counsel has confirmed with the SEC staff that all reports required in response to this comment have been filed.